AMENDMENT NO. 2

TO THE

SUBADVISORY AGREEMENT

This AMENDMENT NO. 2 TO THE SUBADVISORY AGREEMENT (the “Amendment”) is dated as of [    ], by and between SUNAMERICA ASSET MANAGEMENT, LLC (formerly known as SunAmerica Asset Management Corp.), a Delaware limited liability company (the “Adviser”), and PACIFIC INVESTMENT MANAGEMENT COMPANY LLC, a Delaware limited liability company (the “Subadviser”).

WITNESSETH:

WHEREAS, the Adviser and SunAmerica Series Trust, a Massachusetts business trust (the “Trust”), have entered into an Investment Advisory and Management Agreement dated as of January 1, 1999, as amended from time to time (the “Advisory Agreement”), pursuant to which the Adviser has agreed to provide investment management, advisory and administrative services to the Trust, and pursuant to which the Adviser may delegate one or more of its duties to a subadviser pursuant to a written subadvisory agreement;

WHEREAS, the Adviser and the Subadviser are parties to a Subadvisory Agreement dated May 1, 2008, as amended from time to time (the “Subadvisory Agreement”), pursuant to which the Subadviser furnishes investment advisory services to certain series (the “Portfolios”) of the Trust, as listed on Schedule A of the Subadvisory Agreement;

WHEREAS, the Board of Trustees of the Trust, including a majority of trustees who are not “interested persons” of the Trust as defined in the Investment Company Act of 1940, as amended (the “1940 Act”), has approved this Amendment with respect to the SA PIMCO RAE International Value Portfolio (formerly, SA Templeton Foreign Value Portfolio) (the “New Portfolio”);

NOW, THEREFORE, it is hereby agreed between the parties hereto as follows:

1.    Schedule A to the Subadvisory Agreement is hereby amended to reflect the addition of the New Portfolio. Schedule A is also attached hereto.

Portfolio(s)	Annual Fee (as a percentage of the average daily net assets the Subadviser manages in the portfolio)
SA PIMCO RAE International Value Portfolio	0.30% on first $250 million 0.275% thereafter

Subadviser shall manage the New Portfolio assets and shall be compensated as noted above.

2.    The following is hereby inserted following the last sentence of the eighth paragraph of Section 1 of the Subadvisory Agreement:

The Adviser acknowledges and agrees that the Subadviser will utilize the services of Research Affiliates, LLC (“Research Affiliates”) in managing the SA PIMCO RAE International Value Portfolio, including by using model portfolios provided by Research Affiliates. Any management fees charged by Research Affiliates will be paid by Subadviser and not by the Trust or SA PIMCO RAE International Value Portfolio.

The Adviser acknowledges and agrees that the Subadviser and Research Affiliates may utilize the services of Parametric Portfolio Associates LLC (“Parametric Associates” and together with Research Affiliates, the “Subcontractors”) to assist with the implementation of the SA PIMCO RAE International Value Portfolio’s investment strategy, as directed by the Subadviser or Research Affiliates, including delegation of responsibility for all of the SA PIMCO RAE International Value Portfolio’s portfolio transactions. Additionally, the Subadviser will have the ability to delegate middle and back office services for the SA PIMCO RAE International Value Portfolio to Parametric Associates.

For the avoidance of doubt, the Adviser acknowledges and agrees that, with respect to the SA PIMCO RAE International Value Portfolio, the authorities and rights granted to the Subadviser in Sections 1 and 2 of the Agreement, and Section 2.1 of Amendment No. 1 to the Agreement, dated March 21, 2013 (“Amendment No. 1”) are also granted to the Subcontractors as delegated by the Subadviser. The Subadviser shall remain liable as if services provided by the Subcontractors were provided directly by the Subadviser.

3.    Section 2(b) of the Agreement is hereby deleted in its entirety.

4.    Section 21 is hereby deleted in its entirety and restated as follows:

21.    Notices. All notices shall be in writing and deemed properly given when delivered or mailed by electronic mail or United States certified or registered mail, return receipt requested, postage prepaid, addressed as follows:

Subadviser:	Pacific Investment Management Company LLC
650 Newport Center Drive
Newport Beach, CA 92660
Fax: 949-720-1376
Attention: General Counsel
Email: IMANotices@pimco.com
Cc: Matt Shaw, Executive Vice President
Email: shaw@pimco.com

Adviser:	SunAmerica Asset Management, LLC
Harborside 5
185 Hudson Street, Suite 3300
Jersey City, NJ 07311
Attn: General Counsel

5.    Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be an original and all of which together shall constitute one instrument.

6.    Full Force and Effect. Except as expressly supplemented, amended or consented to hereby, all of the representations, warranties, terms, covenants, and conditions of the Subadvisory Agreement shall remain unchanged and shall continue to be in full force and effect.

7.    Miscellaneous. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Subadvisory Agreement.

8.    Delivery of Part 2 of Form ADV. The Adviser acknowledges that it has received a copy of Part 2 of the Form ADV, as amended, of each of the Subadviser, Research Affiliates and Parametric Associates, either prior to or at the time of execution of this Agreement.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties have caused their respective duly authorized officers to execute this Amendment as of the date first above written.

SUNAMERICA ASSET MANAGEMENT, LLC

By:	/s/ Sharon French
Name: Sharon French
Title: President and Chief Executive Officer

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

By:	/s/ Robert Young
Name: Robert Young
Title: Managing Director

SCHEDULE A

Effective January 25, 2021

Portfolios(s)	Annual Fee (as a percentage of the average daily net assets the Subadviser manages in the portfolio)
SA PIMCO VCP Tactical Balanced Portfolio	0.36% on first $750 million 0.35% on next $750 million 0.32% thereafter

SA PIMCO RAE International Value Portfolio	0.30% on first $250 million 0.275% thereafter